SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)1

                              Bell Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   078 107 109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 29, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 28 Pages)

                            Exhibit Index on Page 10
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 2 of 10 Pages
--------------------------                       -------------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            1,671,710
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                        -0-
                  --------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        1,671,710
                  --------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      1,671,710
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      17.4%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      PN
================================================================================

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 3 of 10 Pages
--------------------------                       -------------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,671,710
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,671,710
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,671,710
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 4 of 10 Pages
--------------------------                       -------------------------------

================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           13,900
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
                  --------------------------------------------------------------

                    9         SOLE DISPOSITIVE POWER

                                       13,900
                  --------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     13,900
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .15%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 5 of 10 Pages
--------------------------                       -------------------------------

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            13,900
  OWNED BY        --------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                        - 0 -
                  --------------------------------------------------------------

                     9         SOLE DISPOSITIVE POWER

                                        13,900
                  --------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                      13,900
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .15%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      IN
================================================================================

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 6 of 10 Pages
--------------------------                       -------------------------------


         The following constitutes the Amendment No. 8 to the Schedule 13D filed by the undersigned (the "Amendment No. 8"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D, as previously amended. This Amendment No. 8 amends and supplements the Schedule 13D as follows:

Item 3.  Source and Amount of Funds.
         ---------------------------

         Item 3 is hereby amended and restated in its entirety as follows:

         The aggregate purchase price of the 1,671,710 Shares owned by Steel Partners II is $8,601,508 (as adjusted, to take into effect the receipt by Steel Partners II of dividends upon the sale of certain assets of the Issuer). The Shares owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 13,900 Shares of Common Stock owned by Newcastle is $67,102 (as adjusted, take into effect the receipt by Newcastle of dividends upon the sale of certain assets of the Issuer). The Shares of Common Stock owned by Newcastle were acquired with partnership funds.

Item 4.  Purpose of Transaction.
         -----------------------

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On October 29, 1999, the Reporting Persons filed a Preliminary Proxy Statement with the Securities and Exchange Commission in order to solicit proxies from the shareholders of the Issuer (i) to elect four persons to be nominated by Steel Partners for election to the Board of Directors of the Issuer and (ii) to approve a non-binding shareholder resolution urging the Board of Directors of the Issuer to terminate the Issuer's Rights Agreement (the "Rights Agreement") dated as of February 1, 1999 and redeem the Rights (as defined therein) issued thereunder, unless the Rights Agreement is approved by the holders of a majority of the Issuer's outstanding shares. A copy of the Preliminary Proxy Statement is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

         Upon final approval from the Commission for its proxy solicitation materials, the Reporting Persons intend to commence their solicitation of the shareholders of the Issuer with respect to the items set forth above.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 (a) and (c) are hereby amended and restated in its entirety as follows:

         (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 9,608,315 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

         As of the close of business on October 7, 1999, Steel Partners II beneficially owns 1,671,710 Shares, constituting approximately 17.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,671,710 shares of Common Stock, representing approximately 17.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,671,710

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 7 of 10 Pages
--------------------------                       -------------------------------


Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. Of such Shares, 1,471,710 were acquired in open-market transactions and 200,000 were acquired in privately negotiated transactions.

         As of the close of business on October 7, 1999, Newcastle beneficially owns 13,900 Shares of Common Stock, constituting approximately .15% of the shares outstanding. Mr. Schwarz has sole voting and dispositive power with respect to the 13,900 Shares owned by Newcastle by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons unless otherwise reported on a prior Schedule 13D.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Item 7 is amended to add the following:

                  5.      Preliminary Proxy Statement of Steel Partners II, L.P.

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 8 of 10 Pages
--------------------------                       -------------------------------


                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 2, 1999                STEEL PARTNERS II, L.P.

                                         By:      Steel Partners, L.L.C. General
                                                  Partner

                                         By:/s/ Warren G. Lichtenstein
                                            ------------------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                             WARREN G. LICHTENSTEIN

                                         NEWCASTLE PARTNERS, L.P.

                                         By:/s/ Mark E. Schwarz
                                            ------------------------------------
                                               Mark E. Schwarz
                                               General Partner

                                         /s/ Mark E. Schwarz
                                         ---------------------------------------
                                         Mark E. Schwarz

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 9 of 10 Pages
--------------------------                       -------------------------------

                                  EXHIBIT INDEX


Exhibit                                                                     Page
-------                                                                     ----

1.       Joint Filing  Agreement  between Steel Partners II and Warren
         G. Lichtenstein (previously filed).

2.       Joint  Filing  Agreement  between  Steel  Partners  II, L.P.,
         Warren  Lichtenstein,   Sandera  Partners,   L.P.,  Newcastle
         Partners, L.P. and Mark E. Schwarz. (previously filed)

3. Director Nomination Letter from Steel Partners II, L.P. to Bell Industries, Inc. dated January 8, 1999 (previously filed).

4.       Letter  to  Tracy  Edwards,  President  and  Chief  Executive
         Officer of Bell
         Industries, Inc. dated October 7, 1999 (previously filed).

5.       Preliminary Proxy Statement of Steel Partners II, L.P.              11

--------------------------                       -------------------------------
CUSIP No. 078 107 109               13D          Page 10 of 10 Pages
--------------------------                       -------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Last 60 Days
               (Unless Otherwise Reported on a Prior Schedule 13D)
               ---------------------------------------------------



 Shares of Common                 Price Per                       Date of
  Stock Purchased                   Share                         Purchase
  ---------------                   -----                         --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

     8,000                          $4.56                          10/15/99

                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    Proxy Statement Pursuant to Section 14(a)

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/      Preliminary Proxy Statement
         / /      Confidential,  for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
         / /      Definitive Proxy Statement
         / /      Definitive Additional Materials
         / /      Soliciting  Material  Pursuant  to  Section  240.14a-11(c)  or
                  Section 240.14a-12

                             BELL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                             STEEL PARTNERS II, L.P.
                             WARREN G. LICHTENSTEIN
                                ROBERT FRANKFURT
                                 MARK E. SCHWARZ
                                 STEVEN WOLOSKY
--------------------------------------------------------------------------------
                  (Name of Persons(s) Filing Proxy Statement)

         Payment of Filing Fee (Check the appropriate box):

         /X/      No fee required.

         / / Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         (1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------


         (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------


         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

--------------------------------------------------------------------------------


         (4)      Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------


         (5)      Total fee paid:

--------------------------------------------------------------------------------


         / /      Fee paid previously with preliminary materials:

--------------------------------------------------------------------------------


         / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1)      Amount Previously Paid:

--------------------------------------------------------------------------------


         (2)      Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------


         (3)      Filing Party:

--------------------------------------------------------------------------------


         (4)      Date Filed:

--------------------------------------------------------------------------------

                                 PROXY STATEMENT
                                       OF
                             STEEL PARTNERS II, L.P.


                      ------------------------------------


                       1999 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              BELL INDUSTRIES, INC.

                      ------------------------------------


            PLEASE SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD

         This proxy statement (the "Proxy Statement") and the enclosed BLUE proxy card are being furnished to shareholders of Bell Industries, Inc., a California corporation (the "Company") by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners") in connection with the solicitation of proxies from the Company's shareholders to be used at the 1999 Annual Meeting of Shareholders of the Company, including any adjournments or postponements thereof and any special meeting which may be called in lieu thereof (the "Annual Meeting"), to take the following actions: (i) to elect four persons (the "Nominees") to be nominated by Steel Partners for election to the Board of Directors of the Company (the "Board") and (ii) to approve a non-binding shareholder resolution (the "Poison Pill Resolution") urging the Board to terminate the Company's Rights Agreement (the "Rights Agreement") dated as of February 1, 1999 and redeem the Rights (as defined herein) issued thereunder, unless the Rights Agreement is approved by the holders of a majority of the Company's outstanding shares. As nominees for director, Messrs. Lichtenstein, Frankfurt, Schwarz and Wolosky are also deemed to be participants in the proxy solicitation. The principal executive offices of the Company are located at 1960 East Grand Avenue, Suite 560, El Segundo, California 90245. This Proxy Statement and the BLUE proxy card are first being furnished to the Company's shareholders on or about November [ ], 1999.

         The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as November 5, 1999 (the "Record Date") and has set December 30, 1999 as the date of the Annual Meeting. Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share (as defined herein) held on the Record Date. On the Record Date, the Company has stated that [ ] shares of common stock of the Company (the "Shares") were outstanding and entitled to vote at the Annual Meeting. As of such date, Steel Partners, along with all of the participants in this solicitation, were the beneficial owners of an aggregate of 1,685,610 Shares which represents greater than [ ]% of the Shares outstanding on the Record Date (based on information publicly disclosed by the Company). Steel Partners intends to vote such Shares for the election of the Nominees and for the approval of the Poison Pill Resolution.

         As provided in Article II, Section 2.03(b) of the Company's Restated Bylaws, in the event a shareholder gives notice at the Annual Meeting prior to the election of directors of such shareholder's intention to cumulate such shareholder's votes, then all shareholders may cumulate their votes for candidates in nomination. Steel Partners presently intends to give notice at the Annual Meeting to cumulate its votes. In the event of cumulative voting, in connection with the election of directors, each shareholder is entitled to cumulate votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which such Shares are entitled, or to distribute the votes on the same principle among as many candidates as the shareholder chooses. The candidates receiving the highest number of votes, up to the number of directors to be elected (which is presently seven), shall be elected. Votes against a director and votes withheld shall have no legal effect. In the event the Company purports to increase the number of directorships pursuant to Article I, Section 1.02 of the Bylaws, Steel Partners reserves the right to nominate additional persons as director such that the Nominees would constitute a majority of the Board. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel Partners that any attempt to increase the size of the Board constitutes an unlawful manipulation of the Company's corporate machinery to disenfranchise the Company's shareholders.

         THIS SOLICITATION IS BEING MADE BY STEEL PARTNERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.


         Steel Partners is soliciting proxies for the election of the Nominees to the Company Board and for adoption of the Poison Pill Resolution. Steel Partners is not aware of any other proposals to be brought before the Annual Meeting. However, should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

                                    IMPORTANT

         Your vote is important, no matter how many or how few Shares you own. Steel Partners urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees.

         The Nominees are committed, subject to their fiduciary duty to the Company's shareholders, to giving all the Company's shareholders the opportunity to receive the maximum value for their Shares. A vote FOR the Nominees and approval of the Poison Pill Resolution will enable you - as the owners of the Company - to send a message to the Company's Board that you are committed to maximizing the value of your Shares.

o If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Steel Partners, c/o Innisfree M&A Incorporated, in the enclosed envelope today.

o If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card. Steel Partners urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the committee, c/o Innisfree M&A Incorporated, who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.


                    If you have any questions regarding your
                proxy, or need assistance in voting your Shares,
                                  please call:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022

                         Call toll-free: (888) 750-5834
                Bankers and Brokers Call Collect: (212) 750-5833

                       PROPOSAL I - ELECTION OF DIRECTORS

Why You Should Vote For The Steel Partners Nominees

         Steel Partners believes that the election of the Nominees represents the best means for the Company's shareholders to maximize the value of their Shares. Steel Partners, as the largest shareholder of the Company, has a vested interest in the maximization of the value of the Shares. In considering who is best capable of maximizing value, Steel Partners shares the frustration of the Company's shareholders in the Board's consistent inability to maximize shareholder value.

         The Company's stock price over the past several years, during one of the greatest bull markets in history, demonstrates the Board's historical and long-standing inability to create value. The Company's lackluster stock price performance is reflective of the Company's history of failed acquisitions. The most recent example of such a failed acquisition is the sale of the Company's Electronic Distribution Group (the "Electronics Sale"), which resulted in an accounting loss of approximately $60 to $65 million. Surprisingly, while the Electronics Sale resulted in a significant accounting loss for the Company, certain officers of the Company reaped significant benefits from the Electronics Sale. As provided in the Company's preliminary Proxy Statement filed with the SEC on October 29, 1999, the Company had agreements with its then executive officers which provided for severance payments following termination upon a "change of control." Following the Electronics Sale, Messrs. Graham, Hough and Weeks received a payment of approximately $950,000, $642,000 and $141,000. Mr. Edwards remained employed by the Company and accordingly has not yet received a severance payment that would have amounted to approximately $1,033,000. In addition, pursuant to the terms of the Non-Employee Directors Retirement Plan, John J. Cost and Milton Rosenberg, the two existing non-employee directors, have the right to receive lump-sum payments of their retirement benefit in the amount of $380,000 and $316,000, respectively. Although the Electronics Sale resulted in a large accounting loss for financial reporting purposes, the payouts to senior officers and directors were not affected. Further, in February 1999, the Company paid Mr. Williams (its former Chairman of the Board, President and Chief Executive Officer) approximately $1,723,000 under a deferred compensation agreement and consulting agreement and an additional $277,000 in lieu of continued salary as Co-Chairman of the Board.

         In addition, the Company declared and paid a dividend to shareholders following the Electronics Sale in the approximate aggregate amount of $55 million. As was expected, following the payment of such dividend, the Company's Shares have traded below $5.00 per share, making it difficult for many institutions to purchase and/or continue to hold the Shares.

         Steel Partners believes that the value of the Company has not been maximized by the Board and is committed to giving all of the Company's shareholders an opportunity to receive maximum value for their Shares. In that regard, on October 7, 1999, Steel Partners sent a letter to the Company which expressed its continued willingness to acquire 100% of the issued and outstanding shares of the Company (other than those Shares held by Steel Partners) at a price of $5.30 per Share in cash (the "Offer"), a price which represented a $0.74 (or approximately 16.5%) premium to the closing price of $4.56 on such date. After reaching a substantial agreement on all terms of a proposed merger agreement other than price, the Offer was rejected by the Company due to its purported belief that the price of $5.30 per share was inadequate. Although Steel Partners believes the Offer provides the best chance for the Company's shareholders to receive the maximum value for their Shares, we support the prompt sale of the Company to the highest bidder, whether in cash or some other form of consideration, or any other transaction or series of transactions that will serve to accomplish this goal. If elected, the Nominees are expected to take all actions, subject to their fiduciary duties to the Company's shareholders, to maximize shareholder value, either through the sale of the Company to the highest bidder (whether or not it is Steel Partners) and on the most favorable terms available to the Company, or through a restructuring or recapitalization designed to accomplish these objectives, or otherwise.

         If all are elected, the Nominees will constitute a majority of the current seven members of the Board and will, subject to their fiduciary duties, seek to arrange a prompt sale of the Company to the highest bidder, or another transaction or series of transactions that will serve to maximize shareholder value. The Nominees would expect that bids would be evaluated based on, among other things, the value of the consideration offered, the ability of the bidder to finance the bid, the quality of any non-cash consideration offered (including the financial condition of any bidder offering non-cash consideration), and the timing and likelihood of consummation of the proposed transaction in light of any required financing or regulatory approvals. However, there can be no assurance that the Board will be able to arrange the sale of the Company even if all of the Nominees are elected.

The Nominees

         Steel Partners is proposing that the shareholders of the Company elect the Nominees to the Board at the Annual Meeting. If required, Steel Partners intends to distribute to the shareholders of the Company supplemental materials, in the event that the Board takes action after the date of this Proxy Statement, to increase the number of Directors of the Company. In the event the Company purports to increase the number of directorships pursuant to Article I, Section
1.02 of the Bylaws, Steel Partners reserves the right to nominate additional persons as director such that the Nominees would constitute a majority of the Board. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel Partners that any attempt to increase the size of the Board constitutes an unlawful manipulation of the Company's corporate machinery to disenfranchise the Company's shareholders.

         The following information set forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. This information has been furnished to Steel Partners by the Nominees. Where no date is given for the commencement of the indicated office or position, such office or position was assumed prior to November 1, 1994. Each person listed below is a citizen of the United States.

         WARREN G. LICHTENSTEIN (34) is one of the Committee's nominees for director. Mr. Lichtenstein has been the Chairman of the Board, Secretary and the Managing Member of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel") since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners, Ltd. ("Former General Partner"), the general partner of Steel Partners Associates, L.P. ("Associates"), which was the general partner of Steel since 1993 and prior to January 1, 1996. For information regarding Steel and Steel LLC, see below under "Participant Information". Mr. Lichtenstein was the acquisition/risk arbitrage analyst at Ballantrae Partners, L.P., a private investment partnership formed to invest in risk arbitrage, special situations and undervalued companies, from 1988 to 1990. Mr. Lichtenstein is a director of the following publicly held companies: Gateway Industries, Inc., WebFinancial Corporation, Puroflow, Incorporated, PLM International, Inc., CPX Corp., Tech-Sym Corporation and Saratoga Beverage Group, Inc. Mr. Lichtenstein also served as Chairman of the Board of Aydin Corporation from October 5, 1998 until its sale to L-3 Communications Corporation ("L-3") in April 1999 at a price of $13.50 per share, which represents a premium of approximately 39% over the reported closing price of $9.69 per share the day preceding the announced transaction with L-3. As of the Record Date, Mr. Lichtenstein beneficially owned 1,671,710 Shares of the
Common Stock of the Company, all of which were owned by Steel. The business address of Mr. Lichtenstein is 150 E. 52nd Street, 21st Floor, New York, New York 10022. For information regarding Mr. Lichtenstein's purchases and sales of Shares of the Common Stock of the Company during the past two years, see
Schedule I.

         In late 1995, Steel commenced a proxy solicitation to replace the incumbent directors of Medical Imaging Centers of America, Inc. ("MICA"). Thereafter, MICA initiated an action against Steel, Warren Lichtenstein, and others in the United States District Court for the Southern District of California, Medical Imaging Centers of America, Inc. v. Lichtenstein, et al, Case No. 96-0039B. On February 29, 1996, the Court issued an Order granting, in part, MICA's motion for a preliminary injunction on the grounds that plaintiff had demonstrated a probability of success on the merits of its assertion that defendants had violated Section 13 of the Securities Exchange Act of 1934. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's annual meeting of shareholders, except pursuant to a formula under which they would be voted in the same proportion as other votes cast at the meeting. The Court declined to adjourn the annual meeting of shareholders. At the meeting, Steel received sufficient votes to elect its nominees to the Board of MICA, after giving effect to the Court's preliminary injunction. The parties thereafter settled their differences pursuant to an agreement under which MICA agreed to initiate an auction process which, if not concluded within a certain time period, would end and thereafter the designees of Steel would assume control of the Board of MICA. MICA was ultimately sold for $11.75 per share, as contrasted with the price of $8.25 per share, representing the closing price on the day prior to the initiation of Steel's proxy solicitation.

         ROBERT FRANKFURT (33) is one of the nominees for director. Mr. Frankfurt joined the Former General Partner in 1995 and became a non-managing member of Steel L.L.C. in 1996. Mr. Frankfurt concurrently served as President of MDM Technologies during 1997 and 1998. As of the date hereof Mr. Frankfurt does not beneficially own any Shares of the Common Stock of the Company. Mr. Frankfurt has not purchased or sold any Shares of Common Stock of the Company in the past two years. The business address of Mr. Frankfurt is 150 East 52nd Street, 21st Floor, New York, NY 10022.

         STEVEN WOLOSKY (44) is one of the nominees for director. For more than the past five years, Mr. Wolosky has been a partner of Olshan Grundman Frome Rosenzweig & Wolosky LLP, counsel to Steel Partners. Mr. Wolosky is also Assistant Secretary of WHX Corporation, a NYSE listed company and a director of CPX Corp. As of the date hereof, Mr. Wolosky did not beneficially own any Shares of the Common Stock of the Company. Mr. Wolosky has not purchased or sold any Shares of the Common Stock of the Company in the past two years. The business address of Mr. Wolosky is 505 Park Avenue, New York, New York 10022.

         MARK E. SCHWARZ (39) is one of the nominees for director. Mr. Schwarz is the sole general partner of Newcastle Partners, L.P. ("Newcastle"), a private investment firm, since 1993. Prior to such time. Mr. Schwarz was the Vice President of Sandera L.L.C., a private investment firm, from 1995, and Manager from 1995 to 1999. Prior to such time Mr. Schwarz was a securities analyst and portfolio manager for SCM Advisors, L.L.C. a registered investment advisor, from 1993 to 1996. As of the Record Date, Mr. Schwarz beneficially owned 13,900 Shares of the Common Stock of the Company. The business address of Mr. Schwarz is c/o Newcastle Partners, 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. For information regarding Mr. Schwarz's purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         The Nominees will not receive any compensation from Steel Partners for their services as a Director of the Company. On January 8, 1999, Steel Partners, Sandera Partners, L.P., Newcastle Partners, L.P., and Messrs. Lichtenstein and Schwarz entered into a Joint Filing Agreement, in which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on
Schedule 13D with respect to the Common Stock of the Company, (ii) Messrs. Lichtenstein and Schwarz formed a group to nominate a slate of directors to the Board and solicit written consents or votes at the Annual Meeting for their slate of directors for the Board and (iii) Steel Partners agreed to bear all expenses incurred in connection with such committee's nomination of persons to the Board, including approved expenses incurred by any of the nominees in the solicitation of written proxies or votes by such committee. On October 7, 1999, Sandera Partners, L.P. sold its share of Common Stock to Steel Partners and terminated the Joint Filing Agreement with respect to itself. Other than as stated above, there are no arrangements or understandings between Steel Partners and each Nominee or any other person or person pursuant to which the nominations described herein are to be made, other than the consent by each of the Nominees to serve as a director of the Company if elected as such at the Annual Meeting. The Nominees have executed written consents agreeing to be a nominee for election of Director of the Company and to serve as a Director if so elected. The Nominees have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years.

         According to the Company's public filings, if elected as a Director, each Nominee, as a non-employee director, will receive $1,000 for each attendance at a meeting of the Board or a committee thereof which does not immediately precede or follow a meeting of the Board. Non-employee directors are also entitled to receive stock options under the Company's Non-employee
Directors' Stock Option Plan. Under the Plan, each non-employee director receives options for 10,000 shares upon his election as a director and an option for 1,000 shares for each year thereafter in which he is reelected.

         The Nominees are not adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

         Steel Partners does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to do so, the Shares represented by the enclosed BLUE proxy card will be voted for alternate nominees. In addition, Steel Partners reserves the right to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws, including increasing the size of the Board, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the enclosed BLUE proxy card will be voted for such substitute or additional nominees. Also, in the event the election of directors is by cumulative voting, the persons named in the enclosed proxy will cumulate the votes represented by the proxies so as to elect the maximum number of Nominees possible, which number may be less than four.

         YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.


                    PROPOSAL II - THE POISON PILL RESOLUTION

Why You Should Vote for the Poison Pill Resolution

         The Poison Pill Resolution seeks to eliminate the Rights Agreement currently in place at the Company. On February 1, 1999, the Board, without seeking stockholder approval, executed the Rights Agreement. One Right was distributed with respect to each outstanding Share to stockholders of record on February 1, 1999.

         At any time prior to any person or persons becoming an Acquiring Person (as defined in the Rights Agreement), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right to which the holders of Rights will be entitled will be the right to receive the Redemption Price. The Rights will expire at the close of business on May 31, 2001 unless earlier redeemed by the Company, at which time the Company may choose to extend the current Rights Agreement or otherwise execute a new Rights Agreement, in either case, without the consent of shareholders. References to the Rights Agreement contained herein are qualified in their entirety by reference to the Form 8-A of the Company filed with the Securities and Exchange Commission on February 25, 1999, and the text of the Rights Agreement filed as an exhibit thereto.

         The Rights Agreement (commonly referred to as a "poison pill") is an anti-takeover device which effectively prevents a change in control of the Company, including a sale, without the approval of the Board. Triggering the poison pill affects the bidder by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board.

         The  elimination  of the  Rights  Agreement  would  give the  Company's shareholders an improved ability to determine for themselves how to respond to any offer, solicited or unsolicited, that might be made, including pursuant to the Offer. While the Rights Agreement may discourage coercive offers or may enable the Board to seek an alternative offer for shareholders, Steel Partners believes that it is equally true that such a plan could be used to block an offer which shareholders would find attractive or that it might be used for an undesirable purpose, such as the entrenchment of the Board or management of the Company. It is Steel Partners' opinion that the disclosure and substantive requirements of the Williams Act (e.g., Sections 13(d), 14(d) and 14(e) of the Exchange Act) and the supermajority voting requirements relating to certain business combinations that are contained in Article Seven on the Company's Restated Articles and provide the shareholders of the Company adequate protection against unfair or coercive offers. In addition, Steel Partners' Offer is a one-step, all cash offer for 100% of the issued and outstanding Shares of common stock of the Company (other than those Shares owned by Steel Partners), and thus, is not coercive or inequitable to the

Company's shareholders, and such Offer, if approved by the Board of Directors of the Company would require the approval of the Company's shareholders in order to be consummated.

         In this regard, Steel Partners proposes that the shareholders of the Company adopt the following resolution:

                  "RESOLVED, that the shareholders of Bell Industries, Inc. (the "Company") hereby request that the Board of Directors of the Company terminate the Rights Agreement dated as of February 1, 1999 and redeem the rights distributed thereunder, unless the Rights Agreement is approved by an affirmative vote of a majority of the shareholders at a meeting of shareholders to be called by the Board for such purpose, and that this policy of shareholder approval apply to all "Rights Agreements" considered at any time by the Board."

         This resolution is precatory and non-binding on the Board, even if approved by shareholders. While not binding on the Board, Steel Partners believes that the adoption of the Poison Pill Resolution would send a clear message to the Board that shareholders oppose the Board's unilateral adoption of the Rights Agreement. In order to implement this proposal, first, the Board must pass a resolution to amend the Rights Agreement so as to provide that it must be terminated unless approved by the Company's shareholders. Then this matter would need to be submitted to shareholders for adoption at a duly called annual or special meeting of shareholders.

         YOU ARE URGED TO VOTE FOR APPROVAL OF THE POISON PILL RESOLUTION ON THE ENCLOSED BLUE PROXY CARD.


                           VOTING AND PROXY PROCEDURES

         Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote. Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date. Based on publicly available information, Steel Partners believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting are the Shares.

         Shares represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of as many of the Nominees to the Board as the voted represented by such proxies are entitled to elect, FOR the Poison Pill Resolution and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting. Holders of Shares have one vote for each share. Approval of the Poison Pill Resolution requires the affirmative vote of a majority of shares represented and entitled to vote at the Annual Meeting. As provided in Article II, Section 2.03(b) of the Company's
Restated Bylaws, in the event a shareholder gives notice at the Annual Meeting prior to the election of directors of such shareholder's intention to cumulate such shareholder's votes, then all shareholders may cumulate their votes for candidates in nomination. Steel Partners presently intends to give notice at the Annual Meeting to cumulate its votes. In the event of cumulative voting, in connection with the election of directors, each shareholder is entitled to cumulate votes and give one candidate a number of votes equal to the number of directors to be elected, multiplied by the number of votes to which such Shares are entitled, or to distribute the votes on the same principle among as many candidates as the shareholder chooses. The candidates receiving the highest number of votes, up to the number of directors to be elected (which is presently seven), shall be elected. Votes against a director and votes withheld shall have no legal effect. In the event the Company purports to increase the number of directorships pursuant to Article I, Section 1.02 of the Bylaws, Steel Partners reserves the right to nominate additional persons as director such that the Nominees would constitute a majority of the Board. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Steel Partners that any attempt to increase the size of the Board constitutes an unlawful manipulation of the Company's corporate machinery to disenfranchise the Company's shareholders.

         A quorum must be present to take any action on a voting matter at the Annual Meeting. The presence in person or by proxy of the persons entitled to vote a majority of the Shares will constitute a quorum at the Annual Meeting. For purposes of determining the number of Shares present in person or represented by proxy on voting matters, all votes cast "FOR", "AGAINST" or "ABSTAIN" are included. A "Broker Non-Vote" is a vote withheld by a broker on a particular matter because the broker has not received instructions from the customer for whose account the shares are held. Broker non-votes and abstentions are not treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes and abstentions will have no effect on the election of directors.

         The Poison Pill Resolution constitutes a non-binding recommendation by the Company's shareholders to the Board and is merely advisory. Thus, even if shareholders adopt such resolutions, the Board would not be required to take the recommended actions, and there can be no assurance that the Board will consider the Poison Pill Resolution if such resolution is adopted.

         Shareholders of the Company may revoke their proxies at any time prior to its exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Steel Partners, in care of Innisfree M&A Incorporated, at the address set forth on the back cover of this Proxy Statement or to the Company, at 1960 East Grand Avenue, Suite 560, El Segundo, California 90245 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Steel Partners requests that either the original or photostatic copies of all revocations be mailed to Steel Partners, in care of Innisfree M&A Incorporated, at the address set forth on the back cover of this Proxy Statement so that Steel Partners will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.

         IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD AND FOR THE POISON PILL RESOLUTION, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.


                             SOLICITATION OF PROXIES

         The solicitation of proxies pursuant to this Proxy Statement is being made by Steel Partners. Proxies may be solicited by mail, facsimile, telephone, telegraph, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of Steel Partners, none of whom will receive additional compensation for such solicitation.

         Steel Partners has retained Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive $[ ] together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Steel Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Steel Partners will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Innisfree M&A Incorporated will employ approximately [ ] persons to solicit the Company's shareholders for the Annual Meeting.

         The entire expense of soliciting proxies is being borne by Steel Partners. Steel Partners does not currently intend to seek reimbursement of the costs of this solicitation from the Company, although if some or all of the Nominees are elected, Steel Partners may seek reimbursement from the Company for the costs of this solicitation. Costs of this solicitation of proxies are currently estimated to be approximately $[ ]. Steel Partners estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[ ].


                         INFORMATION ABOUT PARTICIPANTS

         The general partner of Steel Partners is Steel LLC, a Delaware limited liability company. The principal business of Steel Partners is investing in the securities of micro-cap companies. The principal business address of Steel Partners and Steel LLC is 150 East 52nd Street, 21st Floor, New York, New York 10022. Warren G. Lichtenstein is Chairman of the Board, Secretary and the Managing Member of Steel LLC. Robert Frankfurt is an employee and nonmanaging member of Steel LLC and an employee of Steel Partners. As of the date hereof, Steel Partners is the beneficial owner of 1,671,710 shares of the Common Stock of the Company. Steel LLC does not beneficially own any shares of the Common Stock of the Company on the date hereof, except by virtue of its role in Steel Partners. For information regarding Steel Partners purchases and sales of Shares of the Common Stock of the Company during the past two years, see Schedule I.

         Mr. Wolosky is Senior Partner of Olshan Grundman Frome Rosenzweig and Wolosky LLP, counsel to Steel Partners. Mr. Wolosky does not beneficially own Shares of Common Stock of the Company.

         Newcastle Partners, L.P. ("Newcastle") is a Texas limited partnership. The principal business of Newcastle is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Newcastle is 4514 Cole Avenue, Suite 600, Dallas, Texas 75205. Mark E. Schwarz is the sole general partner of Newcastle. As of the date hereof, Newcastle was the beneficial owner of 13,900 shares of Common Stock of the Company. For information regarding the purchases and sales of Shares of the Common Stock of the Company during the past two years by Newcastle, see Schedule I.

         The Board of Directors of the Company has a single class of directors. At each annual meeting of shareholders, the directors are elected to a one-year term. The Nominees, if elected, would serve as directors for the term expiring in 2000 or until the due election and qualification of their successors. Steel Partners has no reason to believe any of the Nominees will be disqualified or unable or unwilling to serve if elected.


           CERTAIN TRANSACTIONS BETWEEN STEEL PARTNERS AND THE COMPANY

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither Steel Partners, nor any of the Nominees or any of the other participants in this solicitation, or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company; (ii) has had any relationship with the Company in any capacity other than as a shareholder, or is or has been a party to any transactions, or series of similar transactions, since November 1, 1996 with respect to any Shares of the Company; or (iii) knows of any transactions since November 1, 1996, currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates had, or will have, a direct or indirect material interest. In addition, other than as set forth herein, there are no contracts, arrangements or understandings entered into by Steel Partners or any of the Nominees or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of the Company's securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         Except as set forth in this Proxy Statement (including the Schedules hereto), neither Steel Partners nor any of the Nominees, nor any of the other participants in this solicitation, or any of their respective associates, has entered into any agreement or understanding with any person with respect to (i) any future employment by the Company or its affiliates or (ii) any future transactions to which the Company or any of its affiliates will or may be a party. However, Steel Partners has reviewed, and will continue to review, on the basis of publicly available information, as well as certain non-public information supplied to the Company pursuant to a Confidentiality Agreement, various possible business strategies that they might consider in the event that the Nominees are elected to the Board. In addition, if and to the extent that Steel Partners acquires control of the Company, Steel Partners intends to conduct a detailed review of the Company and its assets, financial projections, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist.


                    OTHER MATTERS AND ADDITIONAL INFORMATION

         Steel Partners is unaware of any other matters to be considered at the Annual Meeting. However, Steel Partners has notified the Company of their intention to bring before the Annual Meeting such proposals as it believes to be appropriate. Should other proposals be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion. Shareholders will have no appraisal or similar dissenter's rights with respect to the proposal to adopt the Poison Pill Resolution.

                                             STEEL PARTNERS II, L.P


                                             November [ ], 1999

                                   SCHEDULE I

                  TRANSACTIONS IN THE SECURITIES OF THE COMPANY


   Shares of Common                 Price Per                         Date of
Stock Purchased/(Sold)              Share(1)                       Purchase/Sale
----------------------              --------                       -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        18,400                      4.30424                         10/1/98
        16,000                      4.28250                         10/2/98
         7,400                      3.99703                         10/5/98
        50,900                      4.11340                         10/7/98
         7,300                      3.68340                         10/8/98
        14,500                      3.69610                         10/9/98
         2,600                      3.72000                        10/12/98
         1,600                      3.68875                        10/13/98
        11,800                      3.94246                        10/16/98
        12,200                      4.44131                        10/27/98
         4,000                      4.47000                        10/29/98
         7,600                      4.37954                        10/30/98
         3,200                      4.34500                         11/2/98
         1,400                      4.86001                         11/4/98
         1,100                      4.86001                         11/5/98
         1,700                      4.84501                         11/9/98
         9,200                      4.84160                        11/10/98
         1,200                      4.84501                        11/11/98
           900                      4.84501                        11/12/98
         2,700                      4.84500                        11/18/98
        22,800                      4.83568                        11/19/98
        24,000                      4.72625                        11/20/98
         1,400                      4.72001                        11/27/98
         5,000                      4.72000                        11/30/98
         4,000                      4.72000                        12/01/98
        10,000                      4.65750                        12/03/98
        11,500                      4.69570                        12/04/98
        10,000                      4.72000                        12/07/98
        13,600                      4.70851                        12/08/98
        66,800                      4.74701                        12/09/98
        53,600                      4.72787                        12/10/98
        28,200                      4.77142                        12/11/98
        15,000                      4.71000                        12/14/98
        40,500                      4.75796                        12/15/98
         5,400                      4.69407                        12/16/98
        76,610                      4.87506                        12/17/98
         1,200                      4.81251                        12/18/98
        46,100                      5.01802                        12/22/98
        30,900                      5.37597                        12/23/98
        30,600                      5.37500                        12/24/98

       239,900                      5.37001                        12/28/98
        48,200                      5.38300                        12/31/98
       149,200                      5.55780                          1/5/99
        16,000                      5.69780                          1/7/99
        32,400                      5.70630                          1/8/99
         9,500                      5.68774                         1/11/99
        10,000                      5.65750                         1/12/99
        40,000                      5.58250                         1/13/99
        12,400                      5.38100                         1/14/99
        20,000                      5.36750                         1/15/99
        52,400                      5.62000                         1/20/99
        25,000                      5.62500                         1/21/99
        28,600                      5.62500                         1/22/99
         6,500                      5.51808                         1/25/99
         8,500                      5.49200                         1/26/99
         4,600                      5.62500                         1/28/99
         5,100                      5.62441                          2/8/99
         3,000                      5.59000                         2/12/99
        32,700                      5.38838                         2/24/99
        21,600                      5.45030                         2/25/99
        25,000                      5.45700                         2/26/99
         8,200                      5.37500                          3/1/99
       200,000                      5.30000                         10/7/99



   Shares of Common                Price Per                        Date of
Stock Purchased/(Sold)              Share(1)                     Purchase/Sale
----------------------              --------                     -------------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

         3,000                      5.80                             1/7/99
         1,000                      5.74                            1/11/99
        (3,100)                     5.24                            5/14/99
         5,000                      4.75                            9/30/99
         8,000                      4.56                           10/15/99

(1) Prices have been adjusted to take into effect the receipt by such shareholder of a cash distribution of $5.70 in June 1999.

                                    IMPORTANT


         Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Steel Partners your proxy FOR the election of the Nominees and FOR the Poison Pill Resolution by taking three steps:

         1.       Signing the enclosed BLUE Proxy Card;

         2.       Dating the enclosed BLUE Proxy Card; and

         3. Mailing the enclosed BLUE Proxy Card today in the envelope provided (no postage is required if mailed in the United States).

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee of other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your Shares. Steel Partners urges you to confirm in writing your instructions to Steel Partners in care of Innisfree M&A Incorporated at the address provided below so that Steel Partners will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree M&A Incorporated at the address set forth below:


                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                          Call Toll Free (888) 750-5834
                                       or
                      Banks and Brokers Call (212) 750-5833

            BELL INDUSTRIES, INC. 1999 ANNUAL MEETING OF STOCKHOLDERS

          THIS PROXY IS SOLICITED ON BEHALF OF STEEL PARTNERS II, L.P.

         The undersigned appoints Warren G. Lichtenstein or Robert A. Frankfurt and each of them, as attorneys and agents with full power of substitution to vote all shares of Common Stock of Bell Industries, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the 1999 Annual Meeting of Shareholders of the Company, and including at any adjournments or postponements thereof and at any special meeting called in lieu thereof, as follows:

STEEL PARTNERS II, L.P. RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW AND FOR THE POISON PILL RESOLUTION.

         1.       ELECTION OF DIRECTORS:                      FOR      WITHHOLD         FOR ALL
                                                              ALL         ALL      Except nominee(s)
                  Nominees: Warren Lichtenstein, Mark                              written below
                  Schwartz, Robert Frankfurt, Steven          [    ]     [    ]       [    ]
                  Wolosky

                  --------------------------------------------

         2. POISON PILL RESOLUTION PROPOSED BY STEEL PARTNERS. To adopt the following resolution:

                  "RESOLVED, that the shareholders of Bell Industries, Inc. (the "Company") hereby request that the Board of Directors of the Company terminate the Rights Agreement dated as of February 1, 1999 and redeem the rights distributed thereunder, unless the Rights Agreement is approved by an affirmative vote of a majority of the shareholders at a meeting of shareholders to be called by the Board for such purpose, and that this policy of shareholder approval apply to all "Rights Agreements" considered at any time by the Board."

                  FOR [    ]           AGAINST [    ]             ABSTAIN [   ]

         3. In their discretion with respect to any other matters as may properly come before the Annual Meeting.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this proxy will be voted FOR the election of the Nominees, or any substitutions or additions thereto, including cumulatively for all or fewer than all of the Nominees and FOR the Poison Pill Resolution, in the sole discretion of the proxies and in the manner set forth in Item 3 above.

         This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.


DATED:  _________________________________,  1999.

 PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

 -------------------------------------------------------
(Signature)

 -------------------------------------------------------
 (Signature, if held jointly)

 -------------------------------------------------------
 (Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.


IMPORTANT: PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED
                                    ENVELOPE!

            IF YOU NEED ASSISTANCE WITH THIS PROXY CARD, PLEASE CALL

                           INNISFREE M&A INCORPORATED
                          CALL TOLL FREE (888) 750-5834



                                      -18-